Mail Stop 4561

July 11, 2007

Ralph A. Goldwasser
Senior Vice President
   and Chief Financial Officer
Unica Corporation
170 Tracer Lane
Waltham, MA 02451-1379

> **Re: Unica Corporation**
> **Form 10-Q for the Quarterly Period Ended March 31, 2007**
> **Form 8-K filed July 9, 2007**
> **File No. 000-23043**

Dear Mr. Goldwasser:

We have reviewed your response letter dated June 22, 2007 and the above referenced filings and have the following additional comments. Please note that unless otherwise noted, where prior comments are referred to, they refer to our letter dated May 31, 2007. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended March 31, 2007

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 38

1.   We note your proposed disclosure in response to prior comment 1. Further expand your discussion of the nature of the material weakness as supplementally provided in your response. In this regard, we believe your disclosure should specify the controls that were not operating effectively and clarify that this material weakness resulted in an adjustment to defer revenue. Your disclosure

should also explain *how* you expanded your review, accounting research, evaluation and related documentation of non-standard contract terms. Supplementally provide your revised disclosures.

Form 8-K filed July 9, 2007

Exhibit 99.1

2.   We note your disclosure of non-GAAP diluted net income per share in your earnings release. Please ensure that future uses of such measures are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. In this respect, ensure that you include a reconciliation of your non-GAAP financial measures to the most directly comparable GAAP financial measures pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief